UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Neurogene Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64135M 10 5

(CUSIP Number)

December 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64135M 10 5

1.	Names of Reporting Persons Samsara BioCapital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,282,563 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,282,563 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,563 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”) and Dr. Srinivas Akkaraju (“Akkaraju”) (and together with Samsara LP and Samsara GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of: (i) 1,267,790 shares of Common Stock held by Samsara LP; and (ii) 14,773 shares of Common Stock issuable upon exercise of pre-funded warrants (the “Warrants”) held by Samsara LP, by virute of a limitation on exercise of such warrants. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

(3)	This percentage is calculated based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023, as reported in the Issuer’s Current Report on Form 8-K, filed on December 19, 2023 with the Securities and Exchange Commission, plus the number of shares currently issuable upon exercise of the Warrants.

CUSIP No. 64135M 10 5

1.	Names of Reporting Persons Samsara BioCapital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,282,563 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,282,563 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,563 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”) and Dr. Srinivas Akkaraju (“Akkaraju”) (and together with Samsara LP and Samsara GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of: (i) 1,267,790 shares of Common Stock held by Samsara LP; and (ii) 14,773 shares of Common Stock issuable upon exercise of pre-funded warrants (the “Warrants”) held by Samsara LP, by virute of a limitation on exercise of such warrants. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

(3)	This percentage is calculated based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023, as reported in the Issuer’s Current Report on Form 8-K, filed on December 19, 2023 with the Securities and Exchange Commission, plus the number of shares currently issuable upon exercise of the Warrants.

CUSIP No. 64135M 10 5

1.	Names of Reporting Persons Dr. Srinivas Akkaraju

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,282,563 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,282,563 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,563 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”) and Dr. Srinivas Akkaraju (“Akkaraju”) (and together with Samsara LP and Samsara GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of: (i) 1,267,790 shares of Common Stock held by Samsara LP; and (ii) 14,773 shares of Common Stock issuable upon exercise of pre-funded warrants (the “Warrants”) held by Samsara LP, by virute of a limitation on exercise of such warrants. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

(3)	This percentage is calculated based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023, as reported in the Issuer’s Current Report on Form 8-K, filed on December 19, 2023 with the Securities and Exchange Commission, plus the number of shares currently issuable upon exercise of the Warrants.

Item 1.
(a)	Name of Issuer Neurogene Inc.
(b)	Address of Issuer’s Principal Executive Offices 535 W 24th Street, 5th Floor New York, NY 10011

Item 2.
(a)	Name of Person Filing Samsara BioCapital, L.P. (“Samsara LP”) Samsara BioCapital GP, LLC (“Samsara GP”) Srinivas Akkaraju (“Akkaraju”)
(b)	Address of Principal Business Office or, if none, Residence c/o Samsara BioCapital, LLC 628 Middlefield Road Palo Alto, CA 94301

(c)	Citizenship
	Entities:	Samsara LP	-	Delaware
		Samsara GP	-	Delaware
	Individuals:	Akkaraju	-	United States of America

	(d)	Title of Class of Securities Common Stock, par value 0.000001 per share
	(e)	CUSIP Number 64135M 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
The beneficial ownership information set forth below is provided as of December 31, 2023:

Reporting Persons	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Samsara LP (1) (2)	1,267,790	14,773	0	1,282,563	0	1,282,563	1,282,563	9.99%
Samsara GP (1) (2)	0	0	0	1,282,563	0	1,282,563	1,282,563	9.99%
Akkaraju (1) (2)	0	0	0	1,282,563	0	1,282,563	1,282,563	9.99%

(1)	Includes 1,267,790 shares of Common Stock held by Samsara LP and 14,773 shares issuable upon exercise of pre-funded warrants (the “Warrants”) held by Samsara LP. Pursuant to the terms of the Warrants, the Warrants are exercisable only to the extent that after giving effect to such exercise the holder thereof and their affiliates would beneficially own no more than 9.99% of outstanding common stock of the Issuer. Without giving effect to the above beneficial ownership limitation, the Warrants would be exercisable for an aggregate of 67,070 shares of Common Stock. Samsara LP may from time to time provide written notice to the Issuer to increase this limitation to any other percentage not in excess of 19.99%.

(2)	Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(3)	This percentage is calculated based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023, as reported in the Issuer’s Current Report on Form 8-K, filed on December 19, 2023 with the Securities and Exchange Commission, plus the number of shares currently issuable upon exercise of the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Samsara BioCapital, L.P.		Samsara BioCapital GP, LLC

By:	Samsara BioCapital GP, LLC	By:	/s/ Srinivas Akkaraju
its	General Partner		Name: Srinivas Akkaraju
Title: Managing Member
By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).